Filed pursuant to Rule 433
 August 11, 2008
 Relating to Preliminary Pricing Supplement No. 738 to
 Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. S-NOTESSM
Preliminary Pricing Sheet – August 11, 2008
22.50% SIX MONTH SELECT BASKET KNOCK-IN SECURITIES LINKED TO 6 COMMON STOCKS DUE FEBRUARY 13, 2009

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	22.50% Six month Select Basket Knock-In Securities Linked to 6 Common Stocks due February 13, 2009
Coupon:	22.50% per annum (30/360), payable monthly in arrears on the 14th day of each month commencing on September 14, 2008 and ending on the maturity date
Coupon Breakdown:	Interest Rate: 2.99% per annum Put Premium: 19.51%
Underlying Stock	Stock*	Ticker Symbol	Knock-in Level % of Initial Price	Weight
CF Industries Holdings, Inc.	CF	70%	1/6
United States Steel Corporation	X	70%	1/6
Consol Energy Inc.	CNX	70%	1/6
IntercontinentalExchange, Inc.	ICE	70%	1/6
Research In Motion Limited	RIMM	70%	1/6
Transocean Inc.	RIG	70%	1/6
*We refer to each of the stocks as an Underlying Stock
Denomination/Principal:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Price:	100%
Initial Price:	For each Underlying Stock, 100% of the closing price per share on the pricing date
Final Price:	For each Underlying Stock, 100% of the closing price per share on the determination date
Payment at Maturity:
The payment at maturity, if any, is based on the performance of each of the 6 Underlying Stocks, and will consist of an amount in cash equal to the sum of:

 (i) for each of the 6 Underlying Stocks on the primary U.S. exchange or market for such Underlying Stock where the closing price has not fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date, $166.67, plus

 (ii) for each of the 6 Underlying Stocks on the primary U.S. exchange or market for such Underlying Stock where the closing price has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date:

a) if the closing price of any such Underlying Stock on the determination date is at or above the initial price of such Underlying Stock, $166.67; or

b) if the closing price of any such Underlying Stock on the determination date is below the initial price of such Underlying Stock, an amount calculated as follows:

$166.67 x	Final Price
Initial Price

If the closing price of one or more of the Underlying Stocks has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal

Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00083GE59 ISIN: US00083GE591
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	August 11, 2008, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	August 14, 2008
Determination Date:	February 10, 2009, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	February 13, 2009 (Six month)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

 The Securities are interest paying, non-principal protected senior notes of ABN AMRO Bank N.V. and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V.  The Securities have a maturity of six months. These securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity on the Securities is determined based on the performance of the 6 Underlying Stocks, which we refer to as the Underlying Stocks, on the determination date as described below under “What will I receive at maturity of the Securities and how is this amount calculated?” At maturity, the payment, if any, that you receive will be calculated based on the closing prices of the Underlying Stocks on the determination date and could be less than the principal amount of $1,000 per security and could be zero.

What will I receive at maturity of the Securities and how  is this  amount calculated?

The payment, if any, you will receive at maturity for each $1,000 principal amount of Securities, is based on the performance of each of the 6 the Underlying Stocks, and will consist of a cash payment equal to the sum of:

(1) for each Underlying Stock whose closing price has not fallen below the applicable knock-in level on the primary U.S. exchange or market for such Underlying Stock on any trading day from but not including the pricing date to and including the determination date, $166.67, plus

(2) for each Underlying Stock whose closing price has fallen below its knock-in level on the primary U.S. exchange or market for such Underlying Stock on any trading day from but not including the pricing date to and including the determination date:

(a) if the closing price of such Underlying Stock on the determination date is at or above the initial price of such Underlying Stock, $166.67; or

(b) if the closing price of such Underlying Stock on the determination date is below the initial price of such Underlying Stock, an amount calculated as follows:

$166.67 x	Final Price
Initial Price

If the closing price of one or more of the Underlying Stocks has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating.  This is because we are paying you a premium to assume the risk that at maturity we may deliver cash to you in an amount less than the principal amount of each Security depending on the performance of the Underlying Stocks.  As explained above under "What will I receive at maturity of the Securities and how is this amount calculated?" if the closing price for any Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date and the closing price of that Underlying Stock on the determination date is below the initial price, we will pay you an amount in cash which will be less than the principal amount of the Securities and could be zero. Therefore your are not guaranteed to receive any return of principal at maturity.

Will I receive interest payments on the Securities?

Yes. The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of the amount, if any, you receive at maturity.

Will I get my principal back at maturity?

You are not guaranteed to receive any return of principal at maturity. If the closing price of one or more of the Underlying Stocks has fallen below its knock-in level at any time on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity any cash payment to which you are entitled, to under the terms of the Securities.

However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include any return and could be zero.  There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Stocks?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of one of the Underlying Stocks was $45.00 per share and the knock-in level for such offering was 80% then the knock-in level would be $36.00 or 80% of the initial price.

If the Underlying Stock whose initial price was $45.00 per share were the only one of the Underlying Stocks whose closing price had fallen below its knock-in level of $36.00 on any trading day from but not including the pricing date to and including the determination date, then payment at maturity would depend on the closing price of that Underlying Stock on the determination date.  In this case, if the closing price of that Underlying Stock on the determination date is $33.00 per share, which is below the initial price, your payment at maturity would be calculated as follows:

$166.67 x 5 (the number of Underlying Stocks which did not fall below their respective knock-in levels) = $833.35 plus

$166.67 x   33.00 = $122.22
45.00

Therefore your total payment at maturity would be $955.57.

If, on the other hand, the closing price on the determination date of the Underlying Stock that knocked-in was $50.00 per share, which is above the initial price, you will receive payment at maturity of $166.67 cash for such Underlying Stock regardless of the knock-in level having been breeched.  In addition, over the life of the Securities you would have received interest payments at the rate of 10% per annum.

Alternatively, if the closing price of each of the Underlying Stocks never falls below its respective knock-in price on any trading day from but not including the pricing date to and including the determination date, at maturity you will receive $1,000.02 in cash for each Security you hold regardless of the closing prices of the Underlying Stocks on the determination date.  In addition, over the life of the Securities you would have received interest payments of 10% per annum.

These examples are for illustrative purposes only.  It is not possible to predict the closing price of any of the Underlying Stocks on the determination date or at any time during the life of the Securities. For each offering we will set the initial price and knock-in level on the pricing date.

Do I benefit from any appreciation in any of the Underlying Stocks over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of Securities will not exceed $1,000.02.

What if I have more questions?

 You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of any Underlying Stock falls below the applicable knock-in level on any trading day during the Knock-In Period, you will be exposed to any decline in the price of the applicable Underlying Stock below the closing price of such Underlying Stock on the date the Securities were priced. Accordingly, you may lose some or all of your initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment you earn during the term of the Securities. This means that you will not benefit from any price appreciation in the Underlying Stocks, nor will you receive dividends paid on the Underlying Stocks, if any. Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Stocks increases during the term of the Securities or on the determination date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Stocks to which the Security is linked during the term of the Security.

The Underlying Stocks May Not Correlate with Each Other

Since the Underlying Stocks are from different industry sectors, price movements in the Underlying Stocks may not correlate with each other.  At a time when the price of one or more of the Underlying Stocks increases, the price of one or more of the other Underlying Stocks may not increase as much or may decrease.  This increases the risk that one of the Underlying Stocks will breech its knock-in level and you will lose some or all of your initial principal investment since a decline in the price of only one Underlying Stock could cause you to lose a portion of your initial principal investment.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Stocks, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the knock-in, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). The Put Premium will not be taxable upon receipt.

Upon maturity, the investor will recognize short-term capital gain or loss equal to the amount of cash received at maturity, plus the total Put Premium received during the term of the Securities, minus the Deposit.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above. This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted under the Internal Revenue Code. Taxpayers should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

Investors should consult their own tax advisor regarding the notice and its potential implications for an investment in the Securities.